FOR IMMEDIATE RELEASE: May 11, 2004

IAMGOLD AND WHEATON RIVER MAIL JOINT
 MANAGEMENT INFORMATION CIRCULAR REGARDING
 PROPOSED BUSINESS COMBINATION

Toronto, Ontario and Vancouver, British Columbia, May 11, 2004 – IAMGOLD Corporation (“IAMGOLD”) (TSX:IMG, AMEX:IAG) and Wheaton River Minerals Ltd. (“Wheaton River”) (TSX:WRM, AMEX:WHT) are pleased to announce that they have mailed a joint management information circular regarding the proposed business combination between the two companies, announced March 30, 2004, to shareholders of record of both IAMGOLD and Wheaton River as of April 28, 2004. The joint management information circular is available electronically on SEDAR and EDGAR in Canada and the US, respectively. The new company is to be named Axiom Gold Corporation.

The proposed business combination will be completed by way of a Plan of Arrangement whereby each Wheaton River common share will be exchanged for 0.55 of an IAMGOLD common share. All outstanding warrants of Wheaton River will be exercisable on similar share exchange terms as offered by IAMGOLD for Wheaton River’s common shares (for example 100 Wheaton River warrants with a C$1.65 exercise price expiring on May 30, 2007 would be exercisable for 55 IAMGOLD common shares with a C$3.00 exercise price expiring on May 30, 2007).

The combination must be approved by at least two-thirds of the votes cast by the shareholders of Wheaton and by a majority of the votes cast by the shareholders of IAMGOLD. Annual and special shareholder meetings for Wheaton River and IAMGOLD are to be held at the Design Exchange, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario on Tuesday, June 8, 2004 at 11:00 a.m. and 12:00 noon (EST), respectively. IAMGOLD and Wheaton River will report on their first quarter 2004 financial results on Thursday, May 13, 2004 after the close of trading on the Toronto Stock Exchange and will host conference calls at 10:30 a.m. and 11:30 a.m., Friday, May 14, 2004, respectively.

Summary of the New Company

Management of Axiom Gold Corporation will be led by a team consisting of Joseph Conway as President and Chief Executive Officer, Ian Telfer as Executive Co-Chairman and William Pugliese as Co-Chairman of the Board of Directors. The expanded Board of Directors of the

Company will include the eight current IAMGOLD directors and the eight current Wheaton directors.

Axiom Gold Corporation will have operating interests in seven gold operations located in the Americas, West Africa and Australia. Forecast annualized 2004 production of the combined company will be one million gold equivalent ounces, plus exposure to copper production. Forecast 2004 gold equivalent cash operating costs are estimated to average less than US$100 per ounce. Axiom Gold Corporation will have proven and probable reserves of 8.8 million gold equivalent ounces plus additional measured and indicated resources of 4.6 million gold equivalent ounces and inferred resources of 10.5 million gold equivalent ounces. The new company will have strong operating cash flow and excellent financial flexibility with US$300 million in cash and gold bullion.

Axiom Gold Corporation has immediate and near-term production growth through the development of the Amapari project in Brazil, the Los Filos project in Mexico and expansion of the Tarkwa mine in Ghana. These projects are expected to add approximately 300,000 ounces of annual gold production in 2006. In addition, the company will have a large portfolio of exploration projects in the Americas and West Africa. For further information on the combined company’s mineral projects and mineral reserves and resources, please see the joint management information circular.

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented herein constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve and resource estimates and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD or Wheaton to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F for each company as on file with the Securities and Exchange Commission in Washington, D.C. Although IAMGOLD and Wheaton have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Investors are advised that National Policy 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Investors and securities holders should refer to the respective annual information forms of IAMGOLD and Wheaton and material change reports filed by each company available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein. United States investors are advised that while the terms “measured”, “indicated” and “inferred” resources are recognized and required by Canadian regulations, the SEC does not recognize them. Inferred mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. Investors are cautioned not to assume that all or any part of mineral measured or indicated mineral resources will ever be converted into reserves. Investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

For further information please contact:

IAMGOLD Corporation:

Joe Conway	or	Tom Atkins
President and CEO		Vice-President, Investor Relations

Tel: (416) 360 4710	Fax: (416) 360 4750	Toll-free: 1 888 IMG 9999

Wheaton River Minerals Ltd.:

Ian Telfer	or	Julia Hasiwar
Chairman and CEO		Manager, Investor Relations

Tel: (604) 696 3000	Fax: (604) 696 3001	Toll-free: 1 800 567 6223

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD’s website at ww.iagold.comwm and/or at www.wheatonriver.com and through Canada Newswire’s website at www.newswire.ca. All material information on IAMGOLD and Wheaton River can be found at www.sedar.com or at www.sec.gov.